SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 33-6369

Full title of the Plan:

Peoples Energy Corporation
Employee Capital Accumulation Plan
and
Peoples Energy Corporation
Employee Thrift Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601

PEOPLES ENERGY CORPORATION

EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

AND PARTICIPATING PLANS

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

TOGETHER WITH REPORTS OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2006 and 2005

TABLE OF CONTENTS

Page
PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets and Trust Balances
As of December 31, 2006 and 2005	3

Statements of Changes in Net Assets and Trust Balances
For the Years Ended December 31, 2006 and 2005	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULES TO TRUST FINANCIAL STATEMENTS

Schedule of Assets Held for Investment
Schedule I	11

Schedule of Reportable Transactions
Schedule II	12

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	15

Statements of Changes in Net Assets Available for Plan Benefits	16

Notes to Financial Statements	17

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	23

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	24

Statements of Changes in Net Assets Available for Plan Benefits	25

Notes to Financial Statements	26

Report of Independent Registered Public Accounting Firm

Employee Benefit Administrator Committee
Integrys Energy Group, Inc.

We have audited the accompanying statement of net assets of Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and trust balances (the Trust) as of December 31, 2006, and the related statement of changes in net assets and trust balances for the year then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Trust and trust balances as of December 31, 2005 were audited by other auditors whose report dated April 6, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and trust balances as of December 31, 2006, and the changes in its net assets and trust balances for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying statements are those of Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust, which is established under Peoples Energy Corporation employee Capital Accumulation Plan and Peoples Energy Corporation Employee Thrift Plan; the statements do not purport to present the financial status of Peoples Energy Corporation Employee Capital Accumulation Plan and Peoples Energy Corporation Employee Thrift Plan. The statements do not contain certain information on accumulated plan benefits and other disclosures necessary for a fair presentation of the financial status of Peoples Energy Corporation Employee Capital Accumulation Plan and Peoples Energy Corporation Employee Thrift Plan in conformity with accounting principles generally accepted in the United States of America. Furthermore, these statements do not purport to satisfy the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 relating to the financial statements of employee benefit plans.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at December 31, 2006 and reportable transactions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/  Hill, Taylor LLC

Chicago, Illinois
June 20, 2007

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
STATEMENTS OF NET ASSETS AND TRUST BALANCES
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS

Accounts Receivable:

Accrued Interest and Dividends	$598,615	$405,990

Investments at Quoted Market Value	247,249,809	226,171,839

Total Assets	247,848,424	226,577,829

LIABILITIES

Current Liability:

Accrued Expenses	18,593	18,967

Total Liabilities	18,593	18,967

NET ASSETS	$247,829,831	$226,558,862

TRUST BALANCES FOR:

Peoples Energy Corporation Employee Capital
Accumulation Plan	$155,554,670	$142,475,774

Peoples Energy Corporation Employee Thrift Plan	92,275,161	84,083,088

	$247,829,831	$226,558,862

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
STATEMENTS OF CHANGES IN NET ASSETS AND TRUST BALANCES
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS

Contributions:

Employee Contributions	$8,687,640	$8,451,753
Employer Contributions	3,646,921	3,659,272
Rollover Contributions	974,044	263,407
Total Contributions	13,308,605	12,374,432

Income from Investments:

Dividend Income	2,885,897	1,180,189
Interest Income	804,185	1,201,113
Total Income from Investments	3,690,082	2,381,302

Loan Payments:
Interest	473,852	425,605

Net Gain

Net Unrealized Appreciation (Depreciation)	10,935,983	(4,191,874)
Net Realized Gains	13,426,016	7,771,284
Total Net Gain	24,361,999	3,579,410

TOTAL ADDITIONS	41,834,538	18,760,749

DEDUCTIONS

Withdrawals	20,563,569	22,080,739

TOTAL DEDUCTIONS	20,563,569	22,080,739

Net Increase (Decrease) in Assets During the Year	21,270,969	(3,319,990)

Net Assets - Beginning of Year	226,558,862	229,878,852

NET ASSETS - END OF YEAR	$247,829,831	$226,558,862

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 1 – ESTABLISHMENT OF THE TRUST

The Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) was established to accumulate contributions and income thereon to be used to provide benefits under the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan (the Plans).  The Northern Trust Company (Northern Trust) serves as Trustee for the Trust.

Peoples Energy Corporation (the Company) has received favorable determination letters for the Plans which entitle the Trust to exemption from Federal income tax liability.  The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

a.	Basis of Accounting
The accompanying statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Accordingly, actual results could differ from those estimates.

c.	Payment of Benefits
            Benefits are recorded when paid.

d.	Administrative Expenses and Fees
The Plans’ participants, through reduced earnings, pay recordkeeping, trustee, and investment management fees. During 2006 and 2005, such fees amounted to $228,839 and $222,551, respectively.  The Company provides certain accounting and management services to the Plans at no cost.  These services include audit fees, legal fees, and time provided by Company employees.  Costs borne by the Company have been excluded from the accompanying financial statements since they were not paid from Trust assets.  Accrued expenses at December 31, 2006 and 2005 of $18,593 and $18,967, respectively relate to the normal monthly invoices charged by the trustee and the record keeper.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Participant Accounts
The underlying assets for each participant’s account are maintained at the Trust level.  Each participant’s record is maintained at the Plan level and is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

f.	Recognition of Investment Gains and Losses
Purchases and sales of securities are accounted for on a trade-date basis.  Dividends are recorded on the ex-dividend date. At the time the investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss in the financial statements.

The unrealized appreciation or depreciation of investments held at the end of the year represents the change in the market value of the investments from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

g.	Investments
Investments are included in the accompanying statements of net assets at fair market value as of the financial statement dates.  Securities traded on security exchanges are valued at the closing price on the day of valuation, except for such securities included in the Northern Trust Global Investments (NTGI) Collective Fund Investment Trust for Employee Benefit Plans, which are valued at the closing net asset value on the day of valuation.  Short-term credit investments (corporate notes) are valued at cost, which approximates market. Participant loans are valued at their outstanding balances, which approximate fair value.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)

INVESTMENTS:

Investments in securities and the net appreciation (depreciation), which includes realized as well as unrealized gains or losses at December 31, consisted of the following:

	2006		2005
		NET		NET
		CHANGE IN		CHANGE IN
	MARKET	APPRECIATION	MARKET	APPRECIATION
	VALUE	(DEPRECIATION)	VALUE	(DEPRECIATION)

NTGI-QM Coltv Daily Russell 3000 Equity Index Fund-SL *	$5,819,837	$982,214	$5,427,205	$316,494
NTGI-QM Coltv Daily S&P 500 Equity Index Fund-SL *	50,793,147	7,163,863	48,528,512	2,218,994
NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL *	23,050,576	2,335,028	22,082,613	846,675
NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL *	21,575,104	3,719,032	18,931,958	1,009,867
NTGI-QM Coltv Daily Russell 2000 Equity Index Fund-SL *	17,242,174	2,591,692	14,544,017	570,757
NTGI Coltv Daily S&P MidCap 400 Equity Indx Fd-SL *	11,861,287	1,146,967	11,788,575	1,150,611
Northern Instl Fds Intl Equity Index Portfolio Class A *	13,858,419	722,152	8,520,490	785,429
NTGI-QM Coltv Daily Aggregate Bond Index Fund - SL *	35,008,764	1,328,870	35,204,469	865,597
Northern Trust Collective Short-Term Investment Fund *	41,265,342	-	36,300,018	-

PEOPLES ENERGY CORPORATION COMMON STOCK *	19,189,881	4,372,181	17,536,824	(4,185,014)

PARTICIPANT NOTES	7,585,278	-	7,307,158	-

TOTAL INVESTMENTS	$247,249,809	$24,361,999	$226,171,839	$3,579,410

Notes: * Party-in-Interest Transactions.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 3 – INVESTMENTS

The fair market value of the Trust’s investments at December 31, 2006 and 2005, which represent 5% or more of the Trust’s net assets, are summarized as follows:

	Fair Market Value
	at December 31,
	2006	2005

NTGI-QM Coltv Daily S&P 500 Equity Index Fund-SL	$50,793,147	$48,528,512
Northern Trust Collective Short-Term Investment Fund	41,265,342	36,300,018
NTGI-QM Coltv Daily Aggregate Bond Index Fund-SL	35,008,764	35,204,469
NTGI Coltv Daily S&P 500/Barra Growth Eqty Index Fund-SL	23,050,576	22,082,613
NTGI Coltv Daily S&P 500/Barra Value Eqty Index Fund-SL	21,575,104	18,931,958
Peoples Energy Corporation Common Stock	19,189,881	17,536,824
NTGI-QM Coltv Daily Russell 2000 Equity Index Fund-SL	17,242,174	14,544,017
NTGI Coltv Daily S&P MidCap 400 Equity Index Fund-SL	-	11,788,575
Northern Instl Fds Intl Equity Index Portfolio Class A	13,858,419	-

NOTE 4 - RELATED PARTY

Northern Trust is the investment manager utilized by the plan administrator to manage certain investments held by the Trust.  These investments consist of shares in Northern Trust’s Collective and Institutional Funds.  Northern Trust also serves as Trustee and, therefore, qualifies as party-in-interest.  At December 31, 2006 and 2005, the fair value of assets held by the Trust that were managed by Northern Trust was $220,474,650 and $201,327,857, respectively.  Fees paid to Northern Trust in 2006 and 2005 are considered to represent the fair market value of the services performed and are comparable to fees paid to other investment managers.  During 2006 and 2005, amounts paid to Northern Trust for fees were $85,510 and $86,375, respectively.  As of December 31, 2006 and 2005, amounts due to Northern Trust for fees were $28,828 and $28,354, respectively.

NOTE 5 - RISKS AND UNCERTAINTIES

The Trust invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statement of net assets.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 and 2005

NOTE 6 – PEOPLES ENERGY CORPORATION MERGER

On July 8, 2006, WPS Resources Corporation (WPS Resources), Wedge Acquisition Corporation (Sub), a wholly owned subsidiary of WPS Resources, and Peoples Energy Corporation entered into an agreement and Plan of Merger (the Agreement).

The Agreement provides for the merger of Sub with and into Peoples Energy (the Merger) on the terms and subject to the conditions set forth in the Agreement, with Peoples Energy continuing as the surviving corporation.  As a result of the Merger, Peoples Energy will become a wholly owned subsidiary of WPS Resources, and Peoples Energy shareholders will receive shares of WPS Resources common stock in exchange for their shares of common stock of Peoples Energy including stock held pursuant to this plan.  At the effective time of the Merger, each share of common stock of Peoples Energy issued and outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 0.825 shares of common stock of WPS Resources.

NOTE 7 – SUBSEQUENT EVENT

On February 21, 2007, the merger between WPS Resources and Peoples Energy Corporation was consummated.  In connection with the merger, WPS Resources changed its name to Integrys Energy Group, Inc.  Effective with the merger, the plan sponsor is changed from Peoples Energy Corporation to Integrys Energy Group, Inc. and the plan administrator is changed from the Peoples Energy Corporation Retirement & Benefit Plans Committee to the Integrys Energy Group, Inc. Employee Benefit Administrator Committee.  The effect this merger will have on the Trust has not been determined.

SUPPLEMENTAL SCHEDULES
TO TRUST FINANCIAL STATEMENTS

			SCHEDULE I

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2006

		COST/
Quantity/		CARRYING	CURRENT
Face Value		VALUE	VALUE

	COLLECTIVE INVESTMENT FUNDS

7,580	*NTGI-QM Coltv Daily Russell 3000 Equity Index Fund-SL	$4,660,191	$5,819,837

13,221	*NTGI-QM Coltv Daily S&P 500 Equity Index Fund-SL	37,929,786	50,793,147

2,395,612	*NTGI Coltv Daily S&P 500/Barra Growth Eqty Indx Fd-SL	19,087,196	23,050,576

766,379	*NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	16,867,568	21,575,104

18,679	*NTGI-QM Coltv Daily Russell 2000 Equity Index Fund-SL	12,950,618	17,242,174

424,816	*NTGI Coltv Daily S&P MidCap 400 Equity Indx Fd-SL	9,614,697	11,861,287

994,148	*Northern Instl Fds Intl Equity Index Portfolio Class A	12,570,148	13,858,419

103,020	*NTGI-QM Coltv Daily Aggregate Bond Index Fund - SL	31,998,661	35,008,764

41,265,342	*Northern Trust Collective Short-Term Investment Fund	41,265,342	41,265,342

	COMMON STOCK

430,556	*PEOPLES ENERGY CORPORATION COMMON STOCK	16,881,855	19,189,881

	PARTICIPANT NOTES	-	7,585,278

	TOTAL ASSETS HELD FOR INVESTMENT	$203,826,062	$247,249,809

	NTGI = Northern Trust Global Investments
	SL = security lending
	* Party-in-interest transactions

					SCHEDULE II

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

		Dollar	Number	Dollar	Net
IDENTITY OF PARTY INVOLVED/	Number of	Value of	of	Value of	Gain/(Loss)
Description of Security	Purchases	Purchases	Sales	Sales	Recognized

SINGLE TRANSACTIONS

		NONE

SERIES OF TRANSACTIONS BY ISSUE IN EXCESS OF 5% OF ASSETS

Northern Trust Collective Short-Term Investment Fund	464	$73,770,751	-	$-	$-

NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	115	$9,418,114	-	$-	$-

NTGI-QM Coltv Daily Aggregate Bond Index Fd-SL	296	$8,783,005	-	$-	$-

NTGI-QM Coltv Daily S&P 500 Equity Indx Fd-SL	99	$11,114,144	-	$-	$-

Peoples Energy Corporation Common Stock	57	$19,054,353	-	$-	$-

Northern Instl Fds Intl Equity Index Portfolio Class A	148	$9,476,812	-	$-	$-

NTGI-QM Coltv Daily S&P Midcap 400 Equity Index Fd-SL	123	$5,305,354	-	$-	$-

NTGI-QM Coltv Daily S&P 500/Barra Growth Equity Index Fd-SL	110	$6,817,239	-	$-	$-

NTGI-QM Coltv Daily Russell 2000 Equity Index Fd-SL	116	$6,950,083	-	$-	$-

Northern Trust Collective Short-Term Investment Fund	-	$73,770,751	540	$68,805,412	$(4,965,339)

NTGI Coltv Daily S&P 500/Barra Value Equity Indx Fd-SL	-	$9,418,114	131	$10,493,999	$1,075,885

NTGI-QM Coltv Daily Aggregate Bond Index Fd-SL	-	$8,783,005	395	$10,468,003	$1,684,998

NTGI-QM Coltv Daily S&P 500 Equity Indx Fd-SL	-	$11,114,144	149	$16,013,372	$4,899,228

Peoples Energy Corporation Common Stock	-	$19,054,353	70	$21,744,219	$2,689,866

Northern Instl Fds Intl Equity Index Portfolio Class A	-	$9,476,812	100	$4,861,035	$(4,615,777)

NTGI-QM Coltv Daily S&P Midcap 400 Equity Index Fd-SL	-	$5,305,354	125	$6,379,609	$1,074,255

NTGI-QM Coltv Daily S&P 500/Barra Growth Equity Index Fd-SL	-	$6,817,239	137	$8,184,304	$1,367,065

NTGI-QM Coltv Daily Russell 2000 Equity Index Fd-SL	-	$6,950,083	130	$6,843,619	$(106,464)

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefit Administrator Committee
Integrys Energy Group, Inc.

We have audited the accompanying statement of net assets available for plan benefits of Peoples Energy Corporation Employee Capital Accumulation Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2005 were audited by other auditors whose report dated April 6, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Peoples Energy Corporation Employee Capital Accumulation Plan as of December 31, 2006, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

  /s/  Hill, Taylor LLC

Chicago, Illinois
June 20, 2007

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005

PARTICIPANT LOANS	$3,119,978	$3,137,238

PLAN INTEREST IN PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT
TRUST, AT MARKET VALUE	152,434,692	139,338,536

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$155,554,670	$142,475,774

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS

Contributions:

Employee Contributions	$5,650,158	$5,501,655
Employer Contributions	2,346,556	2,246,441
Rollover Contributions	974,044	209,251
Total Contributions	8,970,758	7,957,347

Income from Investments:

Dividend Income	1,942,209	920,547
Interest Income	541,217	953,879
Total Income from Investments	2,483,426	1,874,426

Loan Payments:

Interest	206,352	186,985

Net Gain

Net Unrealized Appreciation (Depreciation)	7,359,917	(3,269,662)
Net Realized Gains	9,035,709	6,061,602
Total Net Gain	16,395,626	2,791,940

TOTAL ADDITIONS	28,056,162	12,810,698

DEDUCTIONS

Withdrawals	14,977,266	16,742,146

TOTAL DEDUCTIONS	14,977,266	16,742,146

Net Increase (Decrease) in Assets During the Year	13,078,896	(3,931,448)

Net Assets - Beginning of Year	142,475,774	146,407,222

NET ASSETS - END OF YEAR	$155,554,670	$142,475,774

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

a.	General
The following is a brief description of the Peoples Energy Corporation Capital Accumulation Plan (the Plan).  More complete information may be found in the plan document.

The Plan is a defined contribution plan and covers those employees of Peoples Energy Corporation and subsidiary companies who are not covered by a collective bargaining agreement.  Subsidiary companies include The Peoples Gas Light and Coke Company, North Shore Gas Company, Peoples Energy Resources Corporation, Peoples Energy Services Corporation (PESC) and Peoples Energy Production.  The effective date of the Plan is January 1, 1977.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  In 2005 the Plan was amended to reduce from $5,000 to $1,000 the maximum participant balance subject to automatic lump-sum distribution upon termination of service.

b.	Contributions
Employees are eligible to participate in this plan immediately upon employment.  Participants may elect to make contributions and designate such amounts as tax deferred contributions, after tax contributions or a combination of both.  For participant contributions of up to 6% of their regular rate of pay, the employer contributes a matching amount equal to 60% (100% for PESC participants) of the employee's regular contributions.  The employer matching contributions are invested in the same manner that the employee contributions are invested.  Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.  Participants age 50 years and older are allowed to contribute an additional pre-tax catch-up contribution according to Internal Revenue Service (IRS) guidelines and the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions.  Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers the following eleven investment options: Money Market Fund; Short Term Bond Fund; Bond Fund; Balanced Fund; S&P 500 Equity Fund; S&P 500 Growth Fund; S&P 500 Value Fund; MidCap Equity Fund; Small Cap Equity Fund; Foreign Equity Fund; and Company Stock Fund.  Effective February 21, 2007, participants are no longer able to direct contributions into the Company Stock Fund.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

c.	Participant Accounts
Each participant’s account is maintained in the Plan and is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Participant Loans
Active participants are permitted to elect to take up to two loans from their accounts. Participants may borrow from their fund accounts from a minimum of $500 to a maximum of the lesser of (a) $50,000 less the highest outstanding loan balance for one year preceding such loan or, (b) one half of the value of the vested balance in their account as of the last day of the month preceding the loan application date.  Loans may be for five years for non-residential loans or up to 15 years for residential loans.  The loans are secured by balances in the participant's accounts and bear interest equal to the prime rate on the first day of the month in which the loan was applied for, plus 1 percentage point.

e.	Vesting
Participants are fully vested in their own contribution account and their rollover account at all times and become fully vested in the employer's contribution account at the earlier of (a) completion of at least 104 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability.  Participants with less than 104 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

f.	Payment of Benefits
For termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a 15-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

g.	Distributions
Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his or her account and the vested portion of the employer contribution account within 90 days after termination, unless the employee elects to defer the distribution under the terms of the Plan.  Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

h.	Forfeited Accounts
In 2006 and 2005 forfeited non-vested accounts totaled $64,324 and $120,247, respectively.  These accounts would have been or will be used to reduce employer contributions to the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

a.	Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.  Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) for further information on the accounting for Trust investments and transactions.

b.	Trust Expenses
The cost of recordkeeping, trustee, and investment management services are allocated to Plan participants based upon account balances.  Such allocated costs are paid by participants through reduced investment earnings.  Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan by the independent auditors.

c.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Accordingly, actual results could differ from those estimates.

d.	Contributions
Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee’s pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Investment Policy and Allocation of Earnings on Investments
Contributions received by the Plan are invested the same day by the Trust maintained by The Northern Trust Company into each participant’s account.  Earnings are posted daily to each such account.

f.	Interest in the Trust
Funds received by the Plan are invested by the Trust maintained by Northern Trust.  The funds in the Plan are commingled with the funds of the Peoples Energy Corporation Employee Thrift Plan to obtain the economies available when larger amounts are available for investment.  Reference is made to the Trust separate statements of net assets and accompanying notes for further information.

At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Trust was approximately 63% for each of the years.

NOTE 3 - TERMINATION OF PLAN

The Plan may be terminated at any time by the Company.  In the event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever.  Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

The Plan received a favorable determination letter from the IRS dated June 27, 2002 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with applicable regulations of the Internal Revenue Code.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities through its interest in the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the Trust investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 6 – SUBSEQUENT EVENT

On February 21, 2007, the merger between WPS Resources and Peoples Energy Corporation was consummated.  In connection with the merger, WPS Resources changed its name to Integrys Energy Group, Inc.  Effective with the merger, the plan sponsor is changed from Peoples Energy Corporation to Integrys Energy Group, Inc. and the plan administrator is changed from the Peoples Energy Corporation Retirement & Benefit Plans Committee to the Integrys Energy Group, Inc. Employee Benefit Administrator Committee.

Effective with the date of the merger, February 21, 2007, participants are no longer able to direct contributions into the Company Stock Fund.

PEOPLES ENERGY CORPORATION

EMPLOYEE THRIFT PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefit Administrator Committee
Integrys Energy Group, Inc.

We have audited the accompanying statement of net assets available for plan benefits of Peoples Energy Corporation Employee Thrift Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2005 were audited by other auditors whose report dated April 6, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Peoples Energy Corporation Employee Thrift Plan as of December 31, 2006, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

  /s/  Hill, Taylor LLC

Chicago, Illinois
June 20, 2007

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005

PARTICIPANT LOANS	$4,179,274	$4,169,920

PLAN INTEREST IN PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT
TRUST, AT MARKET VALUE	88,095,887	79,913,168

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$92,275,161	$84,083,088

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS

Contributions:

Employee Contributions	$3,037,482	$2,950,098
Employer Contributions	1,300,365	1,412,831
Rollover Contributions	-	54,156
Total Contributions	4,337,847	4,417,085

Income from Investments:

Dividend Income	943,688	259,642
Interest Income	262,968	247,234
Total Income from Investments	1,206,656	506,876

Loan Payments:
Interest	267,500	238,620

Net Gain

Net Unrealized Appreciation (Depreciation)	3,576,066	(922,212)
Net Realized Gains	4,390,307	1,709,682
Total Net Gain	7,966,373	787,470

TOTAL ADDITIONS	13,778,376	5,950,051

DEDUCTIONS

Withdrawals	5,586,303	5,338,593

TOTAL DEDUCTIONS	5,586,303	5,338,593

Net Increase in Assets During the Year	8,192,073	611,458

Net Assets - Beginning of Year	84,083,088	83,471,630

NET ASSETS - END OF YEAR	$92,275,161	$84,083,088

The accompanying notes to financial statements are an integral part of these statements.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

a.	General
The following is a brief description of the Peoples Energy Corporation Employee Thrift Plan (the Plan).  More complete information may be found in the plan document.

The Plan is a defined contribution plan and includes those employees of the subsidiaries of Peoples Energy Corporation who are covered by a collective bargaining agreement which makes the Plan applicable to such employees.  Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company.  The effective date of the Plan is January 1, 1977.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  In 2005 the Plan was amended to reduce from $5,000 to $1,000 the maximum participant balance subject to automatic lump-sum distribution upon termination of service.

b.	Contributions
All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan.  Participants may elect to make contributions and designate such amounts as tax deferred contributions, after tax contributions or a combination of both.  For participant contributions of up to 6% of their regular rate of pay, the employer contributes a matching amount equal to 60% of the employee's regular contributions.  The employer matching contributions are invested in the same manner that the employee contributions are invested.  Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.  Participants age 50 years and older are allowed to contribute an additional pre-tax catch-up contribution according to Internal Revenue Service (IRS) guidelines and the Economic Growth and Tax Relief Reconciliation Act of 2001 provisions.  Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans.

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers the following eleven investment options: Money Market Fund; Short Term Bond Fund; Bond Fund; Balanced Fund; S&P 500 Equity Fund; S&P 500 Growth Fund; S&P 500 Value Fund; MidCap Equity Fund; Small Cap Equity Fund; Foreign Equity Fund; and Company Stock Fund.  Effective February 21, 2007, participants are no longer able to direct contributions into the Company Stock Fund.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

c.	Participant Accounts
Each participant’s account is maintained in the Plan and is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Participant Loans
Active participants are permitted to elect to take up to two loans from their accounts. Participants may borrow from their fund accounts from a minimum of $500 to a maximum of the lesser of (a) $50,000 less the highest outstanding loan balance for one year preceding such loan or, (b) one half of the value of the vested balance in their account as of the last day of the month preceding the loan application date.  Loans may be for five years for non-residential loans or up to 15 years for residential loans.  The loans are secured by balances in the participant's accounts and bear interest equal to the prime rate on the first day of the month in which the loan was applied for, plus 1 percentage point.

e.	Vesting
Participants are fully vested in their own contribution account at all times and generally become vested in the employer's contribution account at the earlier of (a) completion of at least 104 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability.  Participants with less than 104 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.

f.	Payment of Benefits
For termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a 15-year period.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

g.	Distributions
Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his or her account and the vested portion of the employer contribution account within 90 days after termination, unless the employee elects to defer the distribution under the terms of the Plan.  Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

h.	Forfeited Accounts
In 2006 and 2005 forfeited non-vested accounts totaled $2,066 and $8,539, respectively.  These accounts would have been or will be used to reduce employer contributions to the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

a.	Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.  Reference is made to the separate Statements of Net Assets Held in Trust and accompanying notes of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust (the Trust) for further information on the accounting for Trust investments and transactions.

b.	Trust Expenses
The cost of recordkeeping, trustee, and investment management services are allocated to Plan participants based upon account balances.  Such allocated costs are paid by participants through reduced investment earnings.  Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan by the independent auditors.

c.	Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Accordingly, actual results could differ from those estimates.

d.	Contributions
Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e.	Investment Policy and Allocation of Earnings on Investments
Contributions received by the Plan are invested the same day by the Trust maintained by The Northern Trust Company into each participant’s account.   Earnings are posted daily to each such account.

f.	Interest in the Trust
Funds received by the Plan are invested by the Trust maintained by Northern Trust.  The funds in the Plan are commingled with the funds of the Peoples Energy Corporation Employee Capital Accumulation Plan to obtain the economies available when larger amounts are available for investment.  Reference is made to the Trust separate statements of net assets and accompanying notes for further information.

At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Trust was approximately 37% for each of the years.

NOTE 3 - TERMINATION OF PLAN

The Plan may be terminated at any time by the Company.  In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever.  Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.

NOTE 4 - TAX STATUS

The Plan received a favorable determination letter from the IRS dated June 27, 2002 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with applicable regulations of the Internal Revenue Code.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities through its interest in the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the Trust investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets.

PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 6 – SUBSEQUENT EVENT

On February 21, 2007, the merger between WPS Resources and Peoples Energy Corporation was consummated.  In connection with the merger, WPS Resources changed its name to Integrys Energy Group, Inc.  Effective with the merger, the plan sponsor is changed from Peoples Energy Corporation to Integrys Energy Group, Inc. and the plan administrator is changed from the Peoples Energy Corporation Retirement & Benefit Plans Committee to the Integrys Energy Group, Inc. Employee Benefit Administrator Committee.

Effective with the date of the merger, February 21, 2007, participants are no longer able to contribute to the Company Stock Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement and Benefit Plans Committee of Peoples Energy Corporation, as administrator of the plans designated below, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, this 27th day of June 2007.

PEOPLES ENERGY CORPORATION
EMPLOYEE CAPITAL ACCUMULATION PLAN AND
PEOPLES ENERGY CORPORATION
EMPLOYEE THRIFT PLAN
PLAN ADMINISTRATOR

/s/ Diane L. Ford
Diane L. Ford
Member Plan Administrator Committee

/s/ William J. Guc
William J. Guc
Member Plan Administrator Committee

/s/ Bradley A. Johnson
Bradley A. Johnson
Member Plan Administrator Committee

/s/ Thomas A. Nardi
Thomas A. Nardi
Member Plan Administrator Committee

/s/ Joseph P. O'Leary
Joseph P. O'Leary
Member Plan Administrator Committee

/s/ Bernard J. Treml
Bernard J. Treml
Member Plan Administrator Committee

EXHIBIT INDEX

The exhibit listed below is filed herewith and made a part hereof.

Exhibit
Number

23	Consent of Independent Public Accountants